United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Microsoft Corporation

RE: The case for voting FOR Proposal 5 on the 2023 Proxy Ballot (“Report on Gender-Based Compensation and Benefit Gaps”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 5, which it sponsors, on the 2023 proxy ballot of Microsoft Corporation (“Microsoft” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request Microsoft report on median compensation and benefits gaps across gender as they address reproductive and gender dysphoria care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

A critical issue

This report is necessary for Microsoft shareholders because, despite its claims, compensation and benefits inequities persist across employee gender categories at the Company, running afoul of U.S. Department of Labor and U.S. Equal Employment Opportunity Commission equal pay laws.

There may be no more hotly debated or contested issue in the United States than that of transgenderism, and related gender rights, equality and discrimination issues.

Proposal 5 addresses issues of gender identity/ideology and discrimination, and related policies, that are in shareholders’ interests as it pertains to policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. With its likely discriminatory practices regarding equitable prospective and current employee treatment, the Company is vulnerable to potential enforcement actions by the U.S. Department of Labor, as well as criminal and civil actions.

Defining terms

Proposal 5 begins by stating, “Benefits and health policy inequities persist across perceived employee gender categories, and pose substantial risk to companies and society at large.” We then point out factual cases in which gender dysphoria sufferers have been provided “care” of one type – similar to that provided by the Company – that only affirms humans’ capabilities to “transition” from one gender to another, only for many gender dysphoria sufferers to learn after such treatments that their health has been permanently damaged as a result of such treatments.

The U.S. Department of Labor states that “equal pay” is required if persons of different genders “perform equal work in the same workplace,” and that “all forms of compensation are covered, meaning not only pay, but also benefits.”1 (emphases added) Also, according to the U.S. Equal Employment Opportunity Commission (EEOC):2

It is illegal for an employer to discriminate against an employee in the payment of wages or employee benefits on the bases of race, color, religion, sex (including gender identity, sexual orientation, and pregnancy), national origin, age (40 or older), disability or genetic information. Employee benefits include sick and vacation leave, insurance, access to overtime as well as overtime pay, and retirement programs. (additional emphases added)

1 “Equal pay,” U.S. Dept. of Labor. See https://www.employer.gov/EmploymentIssues/pay-and-benefits/Equal-pay/.

2 “Prohibited Employment Policies/Practices,” U.S. Equal Employment Opportunity Commission. See https://www.eeoc.gov/prohibited-employment-policiespractices.

Clearly in the eyes of the federal government, “pay” and/or “compensation” includes health benefits coverage for the purpose of determining discrimination and fairness in employment. Employment laws in many U.S. states treat such issues similarly. Without question this makes compensation and benefits disparities, and possible discrimination – including health insurance coverage – a significant social policy issue under which the Company has firmly planted itself on one ideological side. This has serious implications for its operations and risks.

Why a report on compensation ‘gaps’ related to gender?

Looking back, shareholder proponents have sponsored scores of proposals that ask boards for reports or analyses of company policies and compensation practices, perceived or real “gaps” or disparities, and their effects upon equitable treatment of workers’ races and/or genders. Proposals with the following titles or topics have been presented for shareholder votes over the past ten years:3

•“Report on Compensation for Women”

•“Report on Gender Pay”

•“Report on Gender Pay Gap”

•“Report on Gender Pay Equity”

•“Gender Pay Equity”

•“Racial and Gender Pay Gaps”

•“Report on Whether Gender Pay Gap Exists”

•“Report on Pay Equity”

•“Report on Global Median Gender Pay Gap”

•“Report on Global Median Gender/Racial Pay Gap”

•“Report on Gender/Racial Pay Equity”

•“Gender/Racial Pay Equity”

•“Report on Promotion Data”

•“Report on Promotion Velocity Data”

•“Report Assessing Inclusion in the Workplace”

•“Report if Company Policies or Norms Reinforce Racism in Company Culture”

•“Racial/Civil Rights Audit”

•“Report on Race & Gender Median Pay Gaps”

•“Report on Implement on Elimination of Employment Racial Discrimination”

•“Report on Median Pay Gaps Across Race & Gender”

•“Report on Racial Justice Goals & Starting Wages”

•“Report on Worker Health and Safety Racial & Gender Disparities”

•“Report on Costs of Low Wages and Inequality”

•“Report on Alignment of Racial Justice Goals and Starting Wages”

•“Pay Equity Disclosure”

•“Third-Party Racial Equity Audit”

•“Racial and Gender Layoff Diversity Report”

3 ProxyMonitor.org

Thus the record is clear that discriminatory concerns, and providing for the health of workers, is a critical issue of interest to shareholders, with extensive implications for a Company’s risks, reputation and revenues.

The Company’s proxy response to the proposal

In Microsoft’s response to Proposal 5, urging a vote against it, the Company characterizes our motives thusly:

Based on the language of the proposal, the request for additional reporting appears to stem from animosity towards certain reproductive and gender-related health benefits. We strongly believe the requested report is unnecessary given Microsoft’s strong existing pay disclosures and the comprehensive and inclusive set of benefits we provide to Microsoft employees. We further believe such reporting would be counter-productive to our efforts to recruit and retain diverse talent.

The Company’s dismissiveness, betraying its insular West Coast tech industry ideology bubble, is revealed elsewhere in its proxy response:

•“…Microsoft has reported on pay equity since 2016 in support of our commitment to pay employees equitably for substantially similar work.”

•“…in our 2022 Global Diversity and Inclusion Report, we began disclosing the unadjusted differences in median total pay for women inside and outside of the U.S., and for racial and ethnic minorities, Asian, Black and African American, and Hispanic and Latinx employees in the U.S.”

•“We are constantly listening to employee feedback to establish and evolve our benefits that creates a more diverse and inclusive environment and recognizes the importance of employees to the continued success of Microsoft. We’ve worked to align our benefits to our culture, as guided by this priority, evolving them to be more holistic and inclusive.”

•“Our industry-leading employee benefits include but are not limited to health care benefits that rank amongst the top in our industry.”

•“Far from the assertions raised in the proposal, Microsoft offers comprehensive health and wellbeing benefits for families such as paid vacation, paid sick leave, paid time off for new parents, fertility, adoption and surrogacy assistance, birthing, doula and postpartum support, caregiver leave, subsidized childcare, and more.”

•“As part of our commitment to inclusive benefits, Microsoft will continue to lawfully support our employees and their enrolled dependents in accessing critical healthcare regardless of where they live across the U.S., which includes travel expense assistance for lawful medical services where access to care is limited in availability in an employee’s home geographic region.”

The Company’s self-congratulatory tone about its employee benefits provisions indicates it is more interested in marketing its image, rather than engaging in self-examination about where it may have shortcomings when it comes to equitable compensation and benefits.

At this point we will commend the Company for the benefits it does provide. We understand that health coverage does not come cheaply. Microsoft indeed does offer for many of its workers significant insurance options and time off to meet family needs.

But also critical to what a business delivers in benefits – especially health insurance – is what behavior and treatments it incentivizes, and not just the fact that it covers one therapy or procedure but not another. For example, do the insurance and reimbursement policies Microsoft has in place offer greater inducements for employees to rid themselves of a pregnancy in order for them to more quickly return to their workstations without further interruption? Or do the overarching policies encourage ongoing family growth, which by logic requires more time away from the workplace for the employee?

Therefore the Company is mistaken in its simplistic mischaracterization of Proposal 5. Like many of the examples from the past ten years cited above, Proposal 5 seeks a report that analyzes and evaluates gaps in the benefits it offers across categories or classes of its employees as it pertains to gender. The Proposal is not granular in asking about specific health care benefits it does or does not provide, but instead seeks greater insights into the disparities of its general offerings across gender categories. These raise significant concerns in light of Dept. of Labor and EEOC definitions of compensation and discrimination categories.

Disparities even more pronounced regarding transgender treatments

As cited in Proposal 5, Microsoft is proud of its benefit offerings for those who identify under transgender categories. From the proposal’s “Whereas” clause:

Similarly, the Company provides health benefits to employees who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments to aid their “transition” to their non-biological sex. The Company reports, “Not only was Microsoft an early leader in including sexual orientation in its corporate non-discrimination policy, but it continues to evolve to support employees—for instance, by broadening its health benefits to encompass medical needs for US-based transgender employees and their transgender dependents.”4

Microsoft also promotes its annual perfect scores (17 consecutive years) on the pro-

4 Whitney-Morris, Candace. “The rainbow ripple effect: how Microsoft and its LGBTQ+ employees push for change across borders,” Microsoft.com, June 1, 2018. See https://news.microsoft.com/life/pride/.

LGBT Human Rights Campaign’s Corporate Equality Index (“CEI”),[5] earning additional praise from the group as one of the “Best Places to Work for LGBT Equality.”[6] These distinctions bestowed by HRC are only attainable by companies that provide employees with gender “reassignment” benefits. This positions Microsoft firmly on one side of the transgender/gender transition debate, as its published materials and associated policies show.

Proposal 5 also calls attention to disparities between the needs of those who suffer gender dysphoria and/or seek “transition treatments,” versus those who have had such treatments, have found themselves injured, disfigured or mutilated and regret such therapies, yet have no insurance-covered recourse to attempt restoration of their bodily health or previous conditions.

A “de-transitioning” individual is not merely some otherwise unclassified person seeking a specific type of treatment or health insurance coverage. A “de-transitioner” fits into Dept. of Labor- and EEOC-protected categories of prohibited discrimination, which include “sex” – expressly incorporating “gender identity” and “sexual orientation.” Arguably, for a “de-transitioner,” the protected categories of “disability” and/or “genetic information” could also be cited as possible bases for discrimination.

But HRC and its grading system contemplate no accommodations for de-transitioners or restorative health care for such individuals. Instead, it denies there is need for such care.7 Hence, the CEI-perfect Microsoft appears to offer no such insurance coverage in its employee benefits – only for so-called “gender-affirming care.” If it did insure de-transitioning treatments, it would have certainly stated so in its proxy response to Proposal 5.

As noted above, de-transitioners are protected under “gender identity” and “sexual orientation” EEOC categories and therefore cannot be discriminated against.

De-transitioners are real, their numbers are growing, and they are harmed

While LGBT agenda advocates and companies like Microsoft advance the narrative that there is no rational or reasoned opposition to the affirmation of transgenderism, and that de-transitioning is a rare occurrence of little concern, real-world facts tell otherwise.

5 Capossela, Chris. “Microsoft celebrates Pride by donating to LGBTQIA+ nonprofits and inviting everyone to make Pride with open-source campaign,” Official Microsoft Blog, June 1, 2023. See https://blogs.microsoft.com/blog/2023/06/01/microsoft-celebrates-pride-by-donating-to-lgbtqia-nonprofits-and-inviting-everyone-to-make-pride-with-open-source-campaign/.

6 “Awards and recognition,” Microsoft Corporation. See https://www.microsoft.com/en-us/corporate-responsibility/recognition. Accessed Nov. 9, 2023.

7 “Myths and Facts: Battling Disinformation About Transgender Rights,” HRC Foundation. See https://www.hrc.org/resources/myths-and-facts-battling-disinformation-about-transgender-rights

Public opinion

Public opinion on the issue is deeply divided. A Gallup poll conducted in May 2023 found that 69 percent of the respondents believed transgender athletes should only compete on sports teams that correspond to their birth sex, and 55 percent considered “changing one’s gender” to be “morally wrong.”8 A Washington Post-KFF survey taken in November 2022 discovered that 57 percent of adults believed gender is determined by biology at birth, not “identity,” and that 77 percent of respondents believed it is inappropriate for teachers to discuss transgender identity with children in kindergarten through third grade in public schools, and nearly as many said the same about fourth and fifth grades.9 These surveys, among many conducted in recent years, are cited here to illustrate how sharply divided and vigorously debated the issue is.

Consequentially, laws around the country that address various aspects of the issue reflect these divisions in opinion. As of June, 19 states have laws that restrict treatments for gender transitioning.10 Twenty-three states only allow participation in school sports by athletes based upon their biological sex.11 Several states have enacted laws that limit use of public bathroom facilities according to an individual’s birth gender.12 Other states have laws that require treatments and oppose discrimination against “gender-affirming care.” Legislation addressing transgender-related issues has been considered in the U.S. Congress as well.13

Treatment outcomes are iffy at best

Major insurance companies rarely provide coverage for untested, experimental treatments of any type that consistently result in negative health outcomes for patients. Yet medical care that aids in the effort to “transition” from one gender to another regularly produces poor – and even harmful – results, yet such therapies are often included in insurance plans (including Microsoft’s). Some evidence:

•A study by the Women’s College Hospital in Ontario, Canada, found that 55 percent of men who undergo vaginoplasty surgery report being in so much pain

8 Lavietes, Matt. “Most Americans oppose including trans athletes in sports, poll finds,” NBC News, June 12, 2023. See https://www.nbcnews.com/nbc-out/out-news/americans-oppose-inclusion-trans-athletes-sports-poll-finds-rcna88940.

9 Meckler, Laura & Clement, Scott. “Most Americans support anti-trans policies favored by GOP, poll shows,” Washington Post, May 5, 2023. See https://www.washingtonpost.com/education/2023/05/05/trans-poll-gop-politics-laws/.

10 Choi, Annette & Mullery, Will. “19 states have laws restricting gender-affirming care, some with the possibility of a felony charge,” CNN, June 6, 2023. See https://www.cnn.com/2023/06/06/politics/states-banned-medical-transitioning-for-transgender-youth-dg/index.html.

11 Barnes, Katie. “Transgender athlete laws by state: Legislation, science, more,” ESPN.com, Aug. 24, 2023. See https://www.espn.com/espn/story/_/id/38209262/transgender-athlete-laws-state-legislation-science.

12 Dura, Jack; Hanna, John; & Murphy, Sean. “In some states with laws on transgender bathrooms, officials may not know how they will be enforced,” Associated Press, June 26, 2023. See https://apnews.com/article/transgender-bathroom-laws-enforcement-e96e94b8935eb6bd23a42562cdeeec6c.

13 Karni, Annie. “House Passes Bill to Bar Transgender Athletes From Female Sports Teams,” New York Times, April 20, 2023. See https://www.nytimes.com/2023/04/20/us/politics/transgender-athlete-ban-bill.html.

that they need medical attention, even a year post-operation. Patients, who are often unaware of potential side effects, have suffered bleeding (43 percent), sexual function concerns (34 percent), and vaginal discharge (32.5 percent).14 15 One sufferer “in constant discomfort and pain” sought to be euthanized, in vain.16

•Daniel Black was given hormonal treatment after only a 30-minute consultation, had his penis removed surgically, but after only a year he regretted his decision and began the de-transitioning process. “The surgery destroyed my life. I cannot orgasm, have children or lead a normal sex life and I miss my genitals every day,” he said.17 Internet searches easily turn up countless similar testimonies.

•Several European countries now urge caution in the employment of medical interventions for transgender minors, including the use of puberty blockers, “stressing a lack of evidence that the benefits outweigh the risks,” reported the Wall Street Journal. 18 This summer the American Academy of Pediatrics said it will order a systematic review of the evidence for “pediatric sex-trait modification.”19

•A pro-transgender treatment professor at the Yale School of Medicine could not cite a single study that concluded there is strong evidence of benefits for minor patients who undergo transgender surgeries, in testimony before a U.S. House committee.20

Litigation and other risks

Gender dysphoria sufferers who were “affirmed” in their beliefs that they could chemically and/or surgically “transition” to the opposite sex, and then came to regret undergoing such treatments, are becoming increasingly litigious. A few examples:

14 Leonard, Meike. “The hidden dangers of ‘gender-affirming care’…”, DailyMail.com, Jan. 16, 2023. See https://www.dailymail.co.uk/health/article-11629421/Half-trans-surgery-patients-suffer-extreme-pain-sexual-issues-years-later.html .

15 Potter, Emery, et al. “Patient reported symptoms and adverse outcomes seen in Canada's first vaginoplasty postoperative care clinic,” Neurourology and Urodynamics, Jan. 11, 2023. See https://onlinelibrary.wiley.com/doi/10.1002/nau.25132.

16 Reinl, James. “Trans indigenous Canadian slams doctors for denying her euthanasia request…,” DailyMail.com, July 28, 2023. See https://www.dailymail.co.uk/news/article-12349523/Trans-indigenous-Canadian-slams-doctors-denying-euthanasia-request-saying-death-free-agony-surgically-built-vagina.html.

17 Stone, Iwan. “I was a confused teenage boy who had transgender surgery to become a woman aged 19, it 'destroyed' my life...,” DailyMail.com, July 2, 2023. See https://www.dailymail.co.uk/femail/article-12250695/I-trans-surgery-woman-19-four-years-later-Im-man.html.

18 Sapsford, Jathon & Armour, Stephanie. “U.S. Becomes Transgender-Care Outlier as More in Europe Urge Caution,” Wall Street Journal, June 19, 2023. See https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

19 Sapir, Leor. “Second Thoughts on ‘Gender-Affirming Care’,” Wall Street Journal, Aug. 6, 2023. See https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276.

20 Morris, Kyle. “Crenshaw grills Dem witness over failure to name one study citing benefits of surgeries for trans kids,” FoxNews.com, June 15, 2023. See https://www.foxnews.com/politics/crenshaw-grills-dem-witness-failure-name-one-study-citing-benefits-surgeries-trans-kids.

•

Two young women, Prisha Mosley of North Carolina and Soren Aldaco of Texas, are suing their care providers who recommended they undergo gender transitions. Mosley’s court-filed complaint says of her doctors, “They lied when they told Mosley she was actually a boy. They lied when they told her that injecting testosterone into her body would solve her numerous, profound mental and psychological health problems. They lied by omission, withholding critical information from her about the long-term adverse health consequences and permanent damage these treatments would cause her….”[21] Aldaco’s lawsuit says interventions by her medical care providers led to her “permanent disfigurement and profound psychological scarring.”[22]

•Michelle Zacchigna had her uterus and breasts removed, and is suing the eight providers who treated her over their “recklessness.”23 “Distress related to my gender was treated to the exclusion of other serious mental health issues which went undiagnosed for years. Blind affirmation of my stated identity closed the door to alternative treatment options. What happened to me should never happen again.”

•Those who desire to “de-transition” cannot find needed treatment, whether from providers or insurance companies.24 The aforementioned Prisha Mosley said every primary care physician, endocrinologist, obstetrician, and gynecologist she’s approached on her insurance list has turned her away or said they can’t help. “I could call and be rejected every single day.” Chloe Cole said, “I reached out to every physician, every therapist who is involved with this, and I haven’t really gotten any help at all.” Cat Cattinson said, “Because of the experimental nature of gender medicine, doctors know very little about the long-term effects of medical transition and even less about the health-care needs of those who de-transition.”

The Human Rights Campaign, whose Corporate Equality Index scorecard Microsoft eagerly boasts about as noted above, has a similar grading system for hospitals called the

21 Reinl, James. “Young North Carolina woman sues the doctors who put her on testosterone at age 17…,” DailyMail.com, July 18, 2023. See https://www.dailymail.co.uk/news/article-12310887/Young-North-Carolina-woman-sues-doctors-testosterone-age-17-saying-needed-therapy-not-double-mastectomy-latest-blockbuster-detransition-lawsuit.html.

22 Prestigiacomo, Amanda. “‘No One Has A Right To Sterilize A Child’: Two Detransitioners Sue Doctors Over Medical Interventions,” The Daily Wire, July 26, 2023. See https://www.dailywire.com/news/no-one-has-a-right-to-sterilize-a-child-two-detransitioners-sue-doctors-over-medical-interventions.

23 Shellenberger, Michael. “Why This Detransitioner Is Suing Her Health Care Providers,” Public.substack.com, March 22, 2023. See https://public.substack.com/p/why-this-detransitioner-is-suing.

24 Bolar, Kelsey. “‘Detransitioners’ Are Being Abandoned By Medical Professionals Who Devastated Their Bodies And Minds,” The Federalist, Feb. 10, 2023. See https://thefederalist.com/2023/02/10/detransitioners-are-being-abandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/.

Healthcare Equality Index.25 Funded by Pfizer and a pharmaceutical industry lobbying association, health care systems are docked points for any behavior HRC deems “discriminatory,” and poor scores can invite litigation from likeminded activist groups. These types of hostility and threats drive decision-making in the health care and corporate world.

Thus companies like Microsoft are incentivized to capitulate to the full workplace agenda of LGBT pressure groups like HRC, and disregard the real harms their policies produce. This includes insurance and benefits coverage of “transition” treatments that are irreversibly disfiguring and even dismembering. As a result, the Company is not only at risk for its failure to provide medical coverage for de-transitioners, but faces real potential consequences for adopting policies and medical coverage that intentionally cause irreparable damage.

Conclusion

In its proxy opposition statement to Proposal 5, Microsoft defends its existing compensation gap reporting by stating that “in our 2022 Global Diversity and Inclusion Report, we began disclosing the unadjusted differences in median total pay for women inside and outside of the U.S….”

The Company also states that it has “worked to align our benefits to our culture, as guided by this priority, evolving them to be more holistic and inclusive,” and that it seeks to “evolve our benefits that creates a more diverse and inclusive environment….” The opposition statement adds that “Microsoft offers comprehensive health and wellbeing benefits for families….” (emphasis added)

Unfortunately, these statements are not true. Considering Microsoft’s pursuit and embrace of affirmation by HRC and its damaging health coverage agenda, and the Company’s clear gaps in its insurance offerings, de-transitioners – especially mutilated ones – need not apply for employment. They neither fit Microsoft’s “culture,” nor are they wanted in its “diverse and inclusive environment.”

Existing policy disclosures are insufficient, and therefore are inadequate to assess business risks related to inequities and discrimination in compensation across all gender categories. The potential damage from Microsoft’s cavalier and inattentive attitude towards undercompensated and under-protected (by health care coverage) employee categories affect every aspect of its business. These risks should be evaluated and reported more comprehensively.

For this reason, we urge you to vote FOR Item 5 on Microsoft Corporation’s 2023 proxy, requesting a report on gender-based compensation and benefit gaps.

25 Sibarium, Aaron. “How A Left-Wing Activist Group Teamed Up With Big Pharma To Push Radical Gender Ideology on American Hospitals,” Washington Free Beacon, May 15, 2023. See https://freebeacon.com/latest-news/how-left-wing-activist-group-teamed-up-with-big-pharma-to-push-radical-gender-ideology-on-american-hospitals/.

Photo credits:

Page 2 – Chloe Cole/Screenshot: YouTube

Page 4 – Microsoft sign/Thomas Hawk, Creative Commons

Page 6 – Human Rights Campaign headquarters/afagen, Creative Commons

Page 9 – Prisha Mosley/Screenshot: Independent Women’s Forum on YouTube

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For questions regarding Microsoft Corporation Proposal 5 – requesting the Board of Directors to produce an “Report on Gender-Based Compensation and Benefit Gaps,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.